EXHIBIT 12.2

PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,		Year ended December 31,
(in millions)	2015		2014	2013	2012	2011	2010
Earnings:
Net income	$4		$1,433	$866	$811	$845	$1,121
Income tax provision (benefit)	(92)		384	326	298	480	574
Fixed charges	249		1,176	971	891	880	799
Total earnings	$161		$2,993	$2,163	$2,000	$2,205	$2,494
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$235		$1,125	$917	$834	$824	$731
Interest on capital leases	1		6	7	9	16	18
AFUDC debt	13		45	47	48	40	50
Total fixed charges	$249		$1,176	$971	$891	$880	$799
Preferred stock dividends:
Tax deductible dividends	$2		$9	$9	$9	$9	$9
Pre-tax earnings required to cover
non-tax deductible preferred
stock dividend requirements	1		6	7	7	8	7
Total preferred stock dividends	3		15	16	16	17	16
Total combined fixed charges and
preferred stock dividends	$252		$1,191	$987	$907	$897	$815
Ratios of earnings to combined
fixed charges and preferred
stock dividends	0.64	(1)	2.51	2.19	2.21	2.46	3.06

(1) The ratio of earnings to combined fixed charges and preferred stock dividends indicates that an additional $91 million of earnings would be required to reach a one-to-one ratio.

Note:

For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.